EXHIBIT 99.1

                            TRANSNET REPORTS PROFITS
                         FOR FISCAL 2011 FIRST QUARTER


/FOR IMMEDIATE RELEASE/                                  CONTACT: Steven J. Wilk
                                                                  (908) 253-0500

BRANCHBURG, NEW JERSEY - November 11, 2010 - TRANSNET CORPORATION (OTCBB: TRNT), a leading IPC and IT sales and service provider, today reported revenues of $6,025,249 and earnings of $40,249, or $0.01 per share, for the first quarter of fiscal 2011, ended September 30, 2010. This compares to $5,864,949 in revenue and $102,062, or $0.02 per share, in earnings for the same period last year.

Steven J Wilk, President, said, "We are pleased to report our profitability for the first quarter of fiscal 2011. In addition, our results for the fiscal 2011 quarter, compared to last year's quarter, include a 3% increase in total revenue, which includes a 10% increase in hardware revenue. The increase in hardware revenue is attributable to the resumed flow of product from Cisco Systems, Inc. and an increase in purchases from our public sector clients. During the second half of fiscal 2010, Cisco product constraints and a freeze on IT purchases from New Jersey governmental entities depressed our operations. We believe these two obstacles are in the past, and our current level of open orders and our outstanding proposals and quotes are our foundation as we look forward to growth. In addition, our plans for growth include the replacement of subcontracted services with TransNet branded services. As we make this shift, we reduced use of subcontractors during the quarter.

"For the quarter ended September 30, 2010, our continued expense reduction efforts cut our SG&A expenses by 4% over the same period last year. Based on recent initiatives, we estimate our SG&A expenses for fiscal 2011 will be at least 10% lower than fiscal 2010 levels and approximately 20% lower than fiscal 2009 levels.

"We believe that our Unified Communication and physical security practice are and will continue to be in demand from existing and potential clients because these products and related services offer measurable returns on investments as well as enhanced safety to students, faculty, and employees. We have large proposals outstanding for these products and services, and we anticipate closing a number of them in the December 2010 quarter.

"Supplementing these growth areas is increased activity of our newer area of operations - our IT staffing placement and consulting practice. While some businesses wish to increase the number of full-time IT and system engineering employees, we are also satisfying an increased demand of part-time workers for both short-term and long-term IT projects. We anticipate double-digit growth in this practice of the remainder of the fiscal year."

ABOUT TRANSNET TRANSNET
Corporation is a leading unified communications and IT sales and support provider for corporate, educational, and governmental clients. TransNet provides sophisticated solutions, including system design and integration, help-desk support services and end-user training. Its clients include Fortune 100 organizations in the pharmaceutical, oil and gas, finance and communications industries, as well as educational and governmental institutions. TransNet serves it clients from its Branchburg, New Jersey headquarters.

"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995:
The statements contained in this press release that are forward-looking statements are based on current management expectations that involve risk and uncertainties. Potential risks and uncertainties include, without limitation: the impact of economic conditions generally and in the industry for microcomputer products and services; dependence on key vendors; continued competitive and pricing pressures in the industry; product supply shortages; open-sourcing of products of vendors; rapid product improvement and technological change, short product life cycles and resulting obsolescence risks; legal proceedings; capital and financing availability; and other risks set forth in the Company's filings with the Securities and Exchange Commission. Actual results may vary materially from those expressed or implied from the statements herein due to changes in economic, business, competitive, technological, and/or regulatory factors. Except as required by law, we undertake no obligation to revise or publicly release the results of any revision to these forward-looking statements.


                                (table follows)

                      TRANSNET CORPORATION AND SUBSIDIARY
                         SELECTED FINANCIAL INFORMATION
                                  (unaudited)

                                                Three Months Ended September 30,
                                                       2010            2009
                                                --------------------------------
Revenues ......................................    $6,025,249      $5,864,949
Net Income ....................................        40,249         102,062
Net Income per Common Share
     Basic and Diluted ........................          0.01            0.02
Weighted Average Common Shares Outstanding:
     Basic and Diluted ........................     4,823,304       4,823,304


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